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                               SOHO CHINA LIMITED
                           18/F, Block B, SOHO Newtown
                       88 Jianguo Road, Chaoyang District
                                 Beijing 100022
                                      CHINA



                                                          January 16, 2003

Securities and Exchange Commission,
    450 Fifth Street, N.W.,
        Washington, DC 20549,
            U.S.A.

               Re:    SOHO China Limited
                      Registration Statement on Form F-1
                      (File No. 333-100592)


Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), the undersigned Registrant hereby requests withdrawal of its registration statement on Form F-1 (File No. 333-100592), as initially filed on October 11, 2002 and amended on November 22, 2002 (as amended, the "Registration Statement"). The Registration Statement has not been declared effective. No securities have been issued or sold pursuant thereto.

     In light of the current market conditions for initial public offerings, the Registrant has determined not to proceed at this time with the offering contemplated by the Registration Statement and is requesting withdrawal of the Registration Statement. The Registrant hereby informs the Staff that it may undertake a subsequent private offering in reliance upon Rule 155(c) under the Act.

     The Registrant understands that, under Rule 457 under the Act, the aggregate filing fee of $2,670 previously paid by the Registrant in connection with the Registration Statement may be offset against the total filing fee due for a subsequent registration statement of the Registrant, a majority-owned subsidiary of the Registrant or a parent of the Registrant that owns more than 50 percent of the Registrant's outstanding voting securities. The Registrant understands that such fee offset is available until five years after October 11, 2002, the initial filing date of the Registration Statement.

     Pursuant to the requirements of Rule 477 under the Act, the Registrant has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.
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     Please direct any question you may have concerning this application to Ms.
Chun Wei (telephone: (852) 2826-8666; facsimile: (852) 2522-2280) or Mr. Robert Chu (telephone: (852) 2826-8657; facsimile: (852) 2522-2280) of Sullivan &
Cromwell LLP, 28th Floor, Nine Queen's Road Central, Hong Kong, counsel to the Registrant. In the event you need to reach Ms. Wei or Mr. Chu during regular business hours in Washington, please feel free to call Ms. Wei at home at (852) 2868-5880 or Mr. Chu at home at (852) 2833-5322 or contact either Ms. Wei or Mr. Chu through Mr. Edwin D. Williamson of the Washington office of Sullivan & Cromwell LLP at (202) 956-7505.



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                                   SOHO China Limited



                                   By: /s/ PAN SHIYI
                                       -----------------------------------------
                                       Name:  Pan Shiyi
                                       Title: Chairman of the Board of Directors
                                              and Co-Chief Executive Officer

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